Exhibit 8.1

Name of Subsidiary	Jurisdiction of Incorporation	Beneficial Ownership
Windrace International Company Limited	Cayman Islands	100%
Windrace Investment Holding Limited	British Virgin Islands	100%
Hei Dai Lung Group Company Limited	Hong Kong	100%
Fujian Xidelong Sports Goods Co., Ltd.	People’s Republic of China	100%
Xidelong (China) Co. Ltd.	People’s Republic of China	100%
Xidelong (Jiang Xi) Athletic Equipment Co., Ltd.	People’s Republic of China	100%